UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Polycade Inc.

Legal status of issuer

       Form
       C-corp

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 03, 2015

Physical address of issuer
2411 Gatewood St, Los Angeles, CA 90031

Website of issuer
https://polycade.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
SAFE Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☑   First-come, first-served basis

☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 29, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$580,231	$1,367,451
Cash & Cash Equivalents	$482,783	$1,222,279
Accounts Receivable	$0	$0
Short-term Debt	$357,510	$103,819
Long-term Debt	$184,677	$214,677
Revenues/Sales	$388,262	$477,619
Cost of Goods Sold	$477,803	$539,201
Taxes Paid	$0	$0
Net Income (Loss)	($1,015,911)	($924,612)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: SeedInvest Profile Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 07, 2021

Polycade Inc.



Up to $1,070,000 of SAFE Notes (Simple Agreement for Future Equity)

Polycade Inc. ("Polycade", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of SAFE Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 29, 2021 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 10, 2021 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such a state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://polycade.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.seedinvest.com/polycade.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Polycade Inc. ("the Company") was created on November 03, 2015 as a Delaware S-Corporation. The Company was later registered as a California corporation on April 29, 2016. Polycade's Delaware status changed to a Delaware C-Corporation on July 10, 2018. The Company develops arcade style gaming software and hardware and offers a connected arcade platform designed to combine the best of retro and modern gaming.

The Company is located at 2411 Gatewood St, Los Angeles, CA 90031.

The Company's website is https://polycade.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/polycade and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFE Note being offered	$25,000
Maximum amount of SAFE Note via Reg CF	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	December 29, 2021
Use of proceeds	See the description of the use of proceeds on page 12 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13, and 14 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of their services. The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has an outstanding Paycheck Protection Program loan. The Company has a Paycheck Protection Program (PPP) loan from Bank of America under the Small Business Association PPP loan program in the amount of $109,919. The loan was issued in May of 2020 and accrues interest at 1% per year with a 1 year no payment period, and follows the SBA PPP rules. Management has not yet applied for loan forgiveness or evaluated the loan forgiveness likelihood.

The Company has an outstanding liability related to a software license agreement. In May of 2019, the Company signed a license agreement with Atari for the right to use proprietary software until December 31, 2022 for $175,000. The Company is amortizing this expense as used and writing down the value of the software liability as contractual payments are made. As of August 2021 the liability left on the agreement was approximately $75,000.

The Company has outstanding Convertible Debt. The Company had issued two convertible notes of $50,000 each in July of 2018. Both notes accrue interest at an annual interest rate of 5% and have a current maturity date of July 31, 2022. Both notes give the investor the option to convert on the next funding round at a 20% discount. As of August 2021, the Convertible Notes remained outstanding and constituted a liability of approximately $112,000 with principal and accrued interest.

The Company has outstanding SAFEs. The Company has issued SAFEs (Simple Agreements for Future Equity) in a prior investment raise from May 2019 to October 2019. The amount raised was $2,059,575 from several investors, all with the same terms. Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with an $8,000,000 valuation cap.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The security being offered for investment is a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFEs in particular, again, there is no interest and no maturity, and repayment is not required.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $12,500,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than October 22, 2021 will be issued SAFEs with a valuation cap of $10,000,000. Investors that have their subscription received after October 22, 2021 but no later than October 29, 2021 will be issued SAFEs with a valuation cap of $11,250,000. Investors that have their subscription received after October 29, 2021 will be issued SAFEs with the evaluated valuation cap of $12,500,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a valuation cap of $10,000,000, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between these SAFEs.

The SAFE Notes will not be freely tradable until one year from the initial purchase date. Although the SAFE Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE Notes may also adversely affect the price that you might be able to obtain for the SAFE Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If certain company events occur, investors (by a decision of the SAFE Note holders holding a majority of the principal amount of the outstanding SAFE Notes) will either (a) receive payment equal to the total of their purchase price, or (b) convert the SAFE Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert, the notes will convert based on a certain valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on that certain valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the certain valuation cap, so you should not view the valuation cap of the SAFE as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE Note. The SAFE Note is a type of security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you may be considered a Non-Major Investor (as defined in future financing terms) under the terms of the SAFEs offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Polycade Inc. (the "Company") was created on November 03, 2015 as a Delaware S-Corporation. Polycade was later registered as a California corporation on April 29, 2016. Polycade's Delaware status changed to a Delaware C-Corporation on July 10, 2018. The Company develops arcade style gaming software and hardware and offers a connected arcade platform designed to combine the best of retro and modern gaming. The Company is located in Los Angeles, California.

Business Plan

In the past two decades, time spent out-of-home has steadily increased, while location-based entertainment that can be enjoyed with friends has also grown (think TopGolf, escape rooms, themed experiences like the Museum of Ice Cream, and more). In addition, the large video game industry continues to grow. Yet, these two worlds hardly collide. We believe that no gaming platform or gaming console has been designed for social environments, to bring families together for a shared experience, and that makes sense for the workplace, the bar, or similar community centers... Until now.

Polycade reimagines the beloved arcade experience with a digital platform that always updates with new games and new features. Our games are carefully curated to appeal to the broad midcore gaming audience. In case you haven't heard of "midcore", these games are designed to be easy to learn, hard to master, respect the players' time, and not punish players too harshly. These games typically appeal to both casual and hardcore gamers, and perhaps most importantly, are accessible to players who "don't have time to play games anymore".

With over $2M generated from inbound sales, we think Polycade has proven that homes and a wide variety of venues like community centers, offices, bars, restaurants, etc. want to include a social gaming experience. Over the years we've tested and learned what different venues need, and we've distilled this knowledge into a single platform that can be tweaked to meet the needs of each of these verticals. We are ready to bring the joy of high-five driven gaming back to communities everywhere!

With this round of funding, Polycade plans to build our first sales team and grow outbound sales while implementing the next phase of our business model, designed to monetize individual players via premium tournaments, game sales, and NFT-based digital goods.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	25%	25%	22%
Operations	15%	15%	13%
Employment	60%	60%	55%
Content Licensing	0%	0%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tyler Bushnell	Co-Founder & Chief Executive Officer	Responsible for leading Polycade's major corporate decisions, managing the overall operations and resources, and being the public face of the company.
Jake Galler	Co-Founder & Chief Operations Officer	Responsible for leading Polycade's business strategy implementation, setting comprehensive goals for performance and growth, establishing policies that promote company culture and vision and overseeing daily operations of the company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	63,057,446	Yes	N/A	N/A	100%	N/A
Convertible Notes	$120,000	Yes, If Converted	N/A	N/A	N/A	N/A
SAFE Notes	$2,060,000	To be specified in COI	N/A	N/A	N/A	Other pref. rights to be specified in the COI
2020 Equity Incentive Plan	1,845,089	Yes, If Exercised	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company has an outstanding Paycheck Protection Program loan. The Company has a Paycheck Protection Program (PPP) loan from Bank of America under the Small Business Association PPP loan program in the amount of $109,919. The loan was issued in May of 2020 and accrues interest at 1% per year with a 1 year no payment period, and follows the SBA PPP rules. Management has not yet applied for loan forgiveness or evaluated the loan forgiveness likelihood.

The Company has an outstanding liability related to a software license agreement. In May of 2019, the Company signed a license agreement with Atari for the right to use proprietary software until December 31, 2022 for $175,000. The Company is amortizing this expense as used and writing down the value of the software liability as contractual payments are made. As of August 2021 the liability left on the agreement was approximately $75,000.

The Company has outstanding Convertible Debt. The Company had issued two convertible notes of $50,000 each in July of 2018. Both notes accrue interest at an annual interest rate of 5% and have a current maturity date of July 31, 2022. Both notes give the investor the option to convert on the next funding round at a 20% discount. As of August 2021, the Convertible Notes remained outstanding and constituted a liability of approximately $112,000 with principal and accrued interest.

The Company has outstanding SAFEs. The Company has issued SAFEs (Simple Agreements for Future Equity) in a prior investment raise from May 2019 to October 2019. The amount raised was $2,059,575 from several investors, all with the same terms. Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with an $8,000,000 valuation cap.

Ownership
A majority of the Company is owned by one individual. That individual is co-founder and CEO Tyler Bushnell.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Tyler Bushnell	44,385,504 Common	70.39%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Polycade Inc. (the "Company") was created on November 03, 2015 as a Delaware S-Corporation. Polycade was later registered as a California corporation on April 29, 2016. Polycade's Delaware status changed to a Delaware C-Corporation on July 10, 2018. The Company develops arcade style gaming software and hardware and offers a connected arcade platform designed to combine the best of retro and modern gaming. The Company is located in Los Angeles, California.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $778,000 in cash on hand as of September 15, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and they may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Offering
Pre-Seed Note	July 2018	Section 4(a)2	Convertible Note	$120,000	Funding continuing operations
Pre-Seed SAFE	October 2019	Reg D 506(b)	SAFE (Simple Agreement for Future Equity)	$2,060,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFE Notes.

The SAFE Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the SAFE Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, or subject to a certain valuation cap as defined in the SAFE, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE Notes, or the amount of stock the SAFE Notes would convert into under the certain valuation cap, or at a discount of 20%

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFE Notes in the Regulation D offering convert under similar terms to the SAFE Notes in this offering.

Dilution

Even once the SAFE Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes or SAFE notes into shares. Typically, the terms of convertible or SAFE notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible or SAFE notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible or SAFE notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible or SAFE notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible or SAFE notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The company has not participated in any Related Party Transactions to disclose.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number

2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or may grant special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/***Tyler Bushnell***

(Signature)

Tyler Bushnell

(Name)

Co-Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/***Tyler Bushnell***

(Signature)

Tyler Bushnell

(Name)

Co-Founder & CEO

(Title)

October 07, 2021

(Date)

/s/***Jake Galler***

(Signature)

Jake Galler

(Name)

Co-Founder & COO

(Title)

October 07, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



Certified Public Accountants | Business Consultants

Polycade Inc.
Financial Statements
December 31, 2019 & December 31, 2020

(UNAUDITED)



Polycade Inc.

TABLE OF CONTENTS

www.gracpafirm.com | info@gracpafirm.com | 877.455.3055



GRA CPA

Certified Public Accountants | Business Consultants

Independent Accountants' Review Report

June 14, 2021

To the Stockholders
Polycade Inc.
Los Angeles, CA

We have reviewed the accompanying financial statements of Polycade Inc., which comprise the balance sheets as of December 31, 2019 and 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted (GAAP) in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted (GAAP) in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Polycade Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.



<u>Independent Accountants' Review Report - *continued*</u>

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted (GAAP) in the United States of America.

Grant Gregory, CPA
GRA CPA | Certified Public Accountants | Orlando FL | Firm FL-#AD68441
June 14, 2021

Polycade Inc.
Balance Sheet
As of December 31, 2019 & December 31, 2020

Assets		_**2020**_		_**2019**_
Current Assets				
Cash and Cash Equivalents	$	482,783	$	1,222,279
Total Current Assets		482,783		1,222,279
Other Assets				
Intangible Assets, _net of Acc. Amor._		97,448		145,172
Total Other Assets		97,448		145,172
Total Assets	$	580,231	$	1,367,451
Liabilities and Stockholder's Equity				
Current Liabilities				
Accounts Payable	$	1,957	$	16,809
Customer Deposits		151,071		-
Paypal Loan		-		25,842
Payroll Liabilities		20,531		486
PPP Loan		109,919		-
Sales Tax Payable		14,032		682
Software Liability - S/T		60,000		60,000
Total Current Liabilities		357,510		103,819
Long-Term Liabilities				
Shareholder Notes Payable		124,677		124,677
Software Liability - L/T		60,000		90,000
Total Long-Term Liabilities		184,677		214,677
Stockholder's Equity				
Owner's Equity		24,439		24,439
Convertible Notes		112,247		107,247
SAFE Investments		2,059,575		2,059,575
Retained Earnings (Deficit) -		(2,158,217)		(1,142,306)
Total Stockholder's Equity		38,044		1,048,955
Total Liabilities and Stockholder's Equity	$	580,231	$	1,367,451

Polycade Inc.
Statement of Income and Retained Earnings
For the years ended December 31, 2019 & December 31, 2020

	_2020_	_2019_
Revenue	$ 388,262	$ 477,619
Cost of Goods Sold	477,803	539,201
Gross Margin	(89,541)	(61,582)
General and Administrative Expenses		
Advertising and Promotion	62,912	36,758
Other General and Administrative	71,008	129,901
Payroll Expenses	647,634	528,369
Professional Fees	52,364	67,580
Rent & Utilities	28,256	27,484
Travel	7,291	25,696
Total General and Administrative Expenses	869,465	815,788
Net Income (Loss) from Operations	$ (959,006)	$ (877,370)
Other Income and (Expenses)		
Amortization	$ (47,724)	$ (29,828)
Interest Expense	(9,181)	(17,414)
Total Other Income and (Expenses)	(56,905)	(47,242)
Net Income (Loss)	$ (1,015,911)	$ (924,612)

	_2020_	_2019_
Retained Earnings (Deficit) -		
Beginning of the year	$ (1,142,306)	$ (217,694)
Retained Earnings (Deficit) -		
End of the year	$ (2,158,217)	$ (1,142,306)

Polycade Inc.
Statement of Cash Flows
For the years ended December 31, 2019 & December 31, 2020

	_2020_	_2019_
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (1,015,911)	$ (924,612)
Adjustments to Reconcile Net Income to Net Cash		
Changes in Operating Assets and Liabilities:		
Amortization	47,724	29,828
Accounts Payable	(14,852)	(14,466)
Customer Deposits	151,071	-
Intangible Assets - _(net)_	-	(145,172)
Non-Cash Interest Expense	5,000	7,246
Payroll Liabilities	20,045	486
Sales Tax Payable	13,350	(4,992)
Software Liability	(30,000)	150,000
Net Cash Provided by Operating Activities	(823,573)	(901,682)
Cash Flows from Investing Activities:		
Cash disbursed for Intangible Assets	-	-
Net Cash Flow from Investing Activities	-	-
Cash Flows from Financing Activities:		
Cash received on issuance of PPP Loan	109,919	-
Cash received on issuance of PayPal Loan	(25,842)	25,842
Cash received on issuance of SAFE Inv.	-	2,059,575
Cash received on issuance of Owner Equity	-	30,000
Net Cash Provided by Financing Activities	84,077	2,115,417
Net Increase (Decrease) in Cash and Cash Equivalents	(739,496)	1,213,735
Cash and Cash Equivalents at Beginning of the Year	1,222,279	8,544
Cash and Cash Equivalents at End of the Year	$ 482,783	$ 1,222,279

Polycade Inc.
Notes to the Financial Statements
December 31, 2020

NOTE 1 – Organization and Operations

Polycade, Inc. (Company), was created on November 3, 2015 as a Delaware S Corporation. It was later registered as a California corporation on April 29, 2016. Its Delaware status changed to a Delaware C corporation on July 10, 2018. The Company develops arcade style gaming software and hardware and offers a connected arcade platform designed to combine the best of retro and modern gaming. The Company is located in Los Angeles, California.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Accounting
Company's financial statements are prepared on the accrual basis of accounting to conform to generally accepted accounting principles (GAAP). Under the accrual method, revenue is recognized when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured. Expenses are recorded when incurred.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC 606) on January 1, 2019. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are in included in cost of revenues.

6

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held with major financial institutions and the Company believes no significant concentration of credit risk exists with respect to these cash balances.

Accounts Receivable
The company does not extend credit. Sales are pre-paid by customers before products are shipped.

Inventory
The Company has an agreement with a contract manufacturer that builds the products and ships directly to the customer. At no time does the Company have possession of the products, therefore the Company does not carry inventory on the balance sheet.

Property and Equipment
Property and Equipment is stated at cost. The Company's capitalization policy is $2,500 per item. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in income. Expenditures for repairs and maintenance are charged to expense as incurred. The Company had no Property and Equipment that was not fully depreciated as of December 31, 2019 and December 31, 2020 respectively.

Intangible Assets
Intangible assets consist of a license agreement with Atari for the right to use proprietary software. All intangible assets are booked at cost and then amortized over the useful life of the asset, or the length of the agreement, which in this case is 3 years. Amortization expense for the years ended December 31, 2019 and December 31, 2020 was $29,828 and $47,724 respectively.

Payroll Liabilities
Payroll liabilities are any type of payment related to payroll that the business owes but has not yet paid. A payroll liability can include wages an employee has earned but has not yet received, taxes withheld from employees and payable to federal or state authorities, and company payroll taxes owed to federal or state taxing agencies.

Customer Deposits

Customer deposits represents cash received in advance of delivering goods or services to the customer. To better match revenue and expenses, customer deposits are reported as a liability until the time the goods or services are rendered to the customer. This liability is for pre-orders the Company took in from a sale on Indiegogo. The Company has started fulfilling those orders in 2021.

Uncertain Taxes Positions

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) ASC 740. FASB ASC 740 prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact on total liabilities or stockholder's equity as a result of the adoption of FASB ASC 740. The Company files tax returns in the United States of America and California state jurisdictions.

Fiscal Year

The company has adopted a Calendar year-end (January 1 to December 31). The Company's current Balance Sheet presented reflects the financial positions as of December 31, 2019 and December 31, 2020.

NOTE 3 - Software Liability

On May 22, 2019, the Company signed a license agreement with Atari for the right to use proprietary software until December 31, 2022 for $175,000. The Company is amortizing this expense as used and writing down the value of the software liability as contractual payments are made. As of December 31, 2019, the liability left on the agreement was $150,000, of which $90,000 was long term. As of December 31, 2020 the liability left on the agreement was $120,000 of which $60,000 was long term.

See accountants' review report

NOTE 3 - Software Liability – *continued*

	December 31, 2020	December 31, 2019
Software Liability - S/T	$60,000	$60,000
Software Liability - L/T	$60,000	$90,000
Total	$120,000	$150,000

NOTE 4 - Long-Term Debt

The Company has a Paycheck Protection Program (PPP) loan from the SBA in the amount of $109,919. Management has not yet applied for loan forgiveness or evaluated the loan forgiveness likelihood. As such, the PPP loan has been classified as a current liability for the period presented.

NOTE 5 - Equity

SAFE Investments
The Company did a SAFE investment raise in May 2019 through October 2019. The amount raised was $2,059,575 from several investors, all with the same terms. Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with an $8,000,000 valuation cap.

Convertible Notes
The Company had two convertible notes of $50,000 each on the initial investment date of July 2018. Both notes accrue interest at an annual interest rate of 5% and had a maturity date of March 31, 2021, which subsequently has been extended to July 31, 2022. Both notes give the investor the option to convert on the next funding round at a 20% discount.

NOTE 6 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that may require additional disclosure. The Company has evaluated subsequent events from the balance sheet date through June 14, 2021, and has determined that no material events exist that would require additional disclosure.

See accountants' review report

EXHIBIT C
SeedInvest Profile Website



Polycade

Reimagining arcade gaming for the modern day

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$1,000	$12,500,000	SAFE Note
Minimum	Valuation cap	Security Type

INVEST IN POLYCADE

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Console Gaming | Midcore Games | Software | Los Angeles

Website: http://www.polycade.com

Share:

Polycade is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Form C
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Achieved over $2,000,000 inbound sales since inception in 2015 (unaudited)
- 2021 YTD sales (January to August 2021) are more than double the same period for 2019 & 2020 (unaudited)
- Featured in The Wall Street Journal, Architectural Digest, The Price Is Right, Let's Make A Deal, Silicon Valley (HBO), Uncrate, and more
- Strong digital following with over 40,000 social media followers and 22,000 email subscribers
- Key investors include: Kevin Lin (Twitch), Toy Ventures, Wavemaker Labs, Blacktop Ventures, and Founders' Fund

Fundraise Highlights

- Total Round Size: US $2,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: SAFE Note (SWIFT)
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $10,000,000 before Oct 23, 2021
- Valuation Cap Schedule: See Full Schedule

Polycade aims to puts the high-fives back into gaming with a connected arcade platform designed to combine the best of retro and modern midcore gaming and to bring back the social style of gaming that was the norm in the 80's and 90's.

In the past two decades, time spent out-of-home has steadily increased, while location-based entertainment that can be enjoyed with friends has also grown (think TopGolf, escape rooms, themed experiences like the Museum of Ice Cream, and more). In addition, the large video game industry continues to grow. Yet, these two worlds hardly collide. We believe that no gaming platform or gaming console has been designed for social environments, to bring families together for a shared experience, and that makes sense for the workplace, the bar, or similar community centers... Until now.

Polycade reimagines the beloved arcade experience with a digital platform that always updates with new games and new features. Our games are carefully curated to appeal to the broad midcore gaming audience. In case you haven't heard of "midcore", these games are designed to be easy to learn, hard to master, respect the players' time, and not punish players too harshly. These games typically appeal to both casual and hardcore gamers, and perhaps most importantly, are accessible to players who "don't have time to play games anymore".

With over $2M generated from inbound sales, we think Polycade has proven that homes and a wide variety of venues like community centers, offices, bars, restaurants, etc. want to include a social gaming experience. Over the years we've tested and learned what different venues need, and we've distilled this knowledge into a single platform that can be tweaked to meet the needs of each of these verticals. We are ready to bring the joy of high-five driven gaming back to communities everywhere!

With this round of funding, Polycade plans to build our first sales team and grow outbound sales while implementing the next phase of our business model, designed to monetize individual players via premium tournaments, game sales, and NFT-based digital goods.

Pitch Deck





polycade
In-person gaming for social places

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Gallery



Making new friends while playing the Polycade at Comcasts LIFT Labs accelerator powered by Techstars.

Media Mentions



WSJ | USA TODAY | VentureBeat | Mashable | cnet | COMCAST NBCUNIVERSAL LIFT Labs

ENGINEERING NEWS | Let's Make a Deal

The Team

Founders and Officers



Tyler Bushnell
CO-FOUNDER & CEO

Tyler was raised in the amusement & gaming industries, attending tradeshows as soon as he could walk with his father, Nolan Bushnell (founder of Atari & Chuck E Cheese). Right out of college, Tyler worked at the arcade startup uWink by coding games, servicing arcade machines in the field, and assisting in manufacturing.

He later went on to build behavioral online advertising systems and the analytics platforms that drove them while working at Interlincx Media.

During his time at Interlincx, Tyler and his brother Brent attempted to launch a brick & mortar experiential startup, too similar to what would become Escape Rooms. Despite a compelling prototype, this venture was not able to secure funding and never got off the ground.

Recognizing the opportunity to update the antiquated amusement industry with modern tech and analytics, Tyler launched Polycade in late 2015 via a Kickstarter campaign that raised $125k.



Jake Galler
CO-FOUNDER & COO

Jake has been an entrepreneur since the age of 15. He started a music production and disc jockey company that he sold before moving on to The George Washington University for college.

Out of university, Jake focused on developing his skills as a creative and business development executive in the TV and Film industry. During his time as a development executive at Craig Anderson Productions, he helped develop and produce over 30 feature films and TV projects, selling projects to Universal, ABC, NBC, Fox, and Sony Pictures.

Jake then joined Pluto.tv in its early days, focusing on licensing and content acquisition while working closely with CEO Tom Ryan.

Key Team Members

 **Adam Block**
Creative Director

 **Christopher Burns**
CTO

Notable Advisors & Investors

 **Founders Fund**
Investor, Lead

 **Wavemaker Partners**

 **Toy Ventures**

 **Blacktop Ventures**

 **Kevin Lin**

 **Lil Jon**

 **Jaan Tallinn**

 **2 Chainz**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,500,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Tiered SAFE Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000 no later than Oct 22, 2021 US $11,250,000 no later than Oct 29, 2021

Additional Terms

Custody of shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
You are investing in a SAFE:	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D, some of which may not be counting towards escrow. Approximately $1,021,800 has been raised prior to the launch of the SeedInvest campaign via Regulation D, of which, approximately $275,000 is not being counted towards the escrow minimum.
Closing conditions:	While Polycade has set an overall target minimum of US $500,000 for the round, Polycade must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Polycade's Form C.
Regulation CF cap:	While Polycade is offering up to US $2,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● Marketing ● Operations ● Employment



If Maximum Amount Is Raised

● Marketing ● Operations ● Employment
● Content Licensing

Investor Perks

Time-based Bonus Perk: All investments **$5,000 and above**, made by **November 19, 2021**, will receive an **additional $500 discount** on Polycade Lux or Polycade Squad arcade machine.

Tier 1 - Investments between $2,500 and $4,999: Receive a $1,000 discount off a Polycade Lux or Polycade Squad arcade machine.

Tier 2 - Investments between $5,000 and $9,999: Receive access to all of the games Polycade has to offer along with the Tier 1 perks.

Tier 3 - Investments between $10,000 and $24,999: Receive customized vinyl graphics for your Polycade, with a custom pixel art screensaver, along with the Tier 1 and Tier 2 perks.

Tier 4 - Investments between $25,000 and $49,999: Receive an invite to the Polycade Private Party at Two Bit Circus in Los Angeles, along with the Tier 1, Tier 2, and Tier 3 perks.

Tier 5 - Investments between $50,000 and $99,999: Receive an invite to have dinner with the Polycade Executive Team, along with the Tier 1, Tier 2, Tier 3, and Tier 4 perks.

Golden Tier - Investments $100,00 and above: Receive our famous "Golden Polycade" arcade machine, along with the Tier 1, Tier 2, Tier 3, Tier 4, and Tier 5 perks.

Please see Term Sheet section for more detail on the **time-based discounts to the Valuation Cap** of the SAFE.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Polycade's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $2,060,000
Closed Date	May 28, 2019
Security Type	SAFE Note
Valuation Cap	US $8,000,000

Accelerator	
Round Size	US $100,000
Closed Date	Jun 1, 2018
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Accelerator	
Round Size	US $20,000
Closed Date	May 1, 2018
Security Type	Common Equity
Pre-Money valuation	US $350,000

Market Landscape



$250 000 000 000

$200 000 000 000

$150 000 000 000

$100 000 000 000

$50 000 000 000

$0

2019   2020   2021   2022   2023

Global Games Market Forecast
(Newzoo)

The gaming market is estimated at $176B in 2021, and still expected to grow (Newzoo). Several platforms have amassed market share across PC, console, and mobile gaming markets like Steam, EPIC, Xbox, Playstation, and Nintendo.

Casual gaming is one of the most notable market trends of the last 20 years. It is believed that 45% of the U.S. population are either casual gamers (2-5 hours a week) or occasional gamers (up to 2 hours a week), with hardcore and regular gamers making up a further 20% of the population (SLA Digital).

Polycade aims to capitalize on the "midcore" sector of the gaming market, for gamers looking to have fun with friends - with games that are easy to play, difficult to master, and respect the players' time and emotions.

According to Newzoo, midcore gaming is estimated to be a fast growing market in the video game space. Indirect competitors that also serve this gaming market include those that are streaming retro games through mobile devices, like Antstream Arcade and Blacknut.

In addition to growth of casual mobile gaming, the arcade gaming market is expected to grow by over $1.5B from 2021 to 2025. Given the development of devices and connectivity through 5G and edge computing, the "cloud gaming ecosystem" is growing, where gamers play the same games on different devices. Polycade aims to allow this through our software and machines.

We believe Polycade's combination of virtual, in-person, and hybrid solutions are well positioned to address the growing social and casual gaming markets.

Sources:
Newzoo: "Global Games Market to Generate $175.8 Billion in 2021…"
SLA Digital: "The Rise of Casual and Hyper-Casual Mobile Gaming"
Newzoo: "Mid-core gaming. Defining, sizing and seizing the opportunity."
Technavio: "Arcade Gaming Market to grow by USD 1.66 billion during 2021-2025…"
STL Partners: "Cloud gaming: What's the telco play?"

Risks and Disclosures

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D, some of which may not be counting towards escrow. Approximately $1,021,800 has been raised prior to the launch of the SeedInvest campaign via Regulation D, of which, approximately $275,000 is not being counted towards the escrow minimum. The earliest investment counted towards the escrow target was made in July of 2021. There is no guarantee that the Company has this cash available for operations as of the date of launch.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $12,500,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than October 22, 2021 will be issued SAFEs with a valuation cap of $10,000,000. Investors that have their subscription received after October 22, 2021 but no later than October 29, 2021 will be issued SAFEs with a valuation cap of $11,250,000. Investors that have their subscription received after October 29, 2021 will be issued SAFEs with the evaluated valuation cap of $12,500,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a valuation cap of $10,000,000, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between these SAFEs.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of their services. The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's cash position is relatively weak. The Company currently has approximately $780,000 in cash balances as of September 15, 2021. This equates to about 10-12 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has an outstanding Paycheck Protection Program loan. The Company has a Paycheck Protection Program (PPP) loan from Bank of America under the Small Business Association PPP loan program in the amount of $109,919. The loan was issued in May of 2020 and accrues interest at 1% per year with a 1 year no payment period, and follows the SBA PPP rules. Management has not yet applied for loan forgiveness or evaluated the loan forgiveness likelihood.

The Company has an outstanding liability related to a software license agreement. In May of 2019, the Company signed a license agreement with Atari for the right to use proprietary software until December 31, 2022 for $175,000. The Company is amortizing this expense as used and writing down the value of the software liability as contractual payments are made. As of August 2021 the liability left on the agreement was approximately $75,000.

The Company has outstanding Convertible Debt. The Company had issued two convertible notes of $50,000 each in July of 2018. Both notes accrue interest at an annual interest rate of 5% and have a current maturity date of July 31, 2022. Both notes give the investor the option to convert on the next funding round at a 20% discount. As of August 2021, the Convertible Notes remained outstanding and constituted a liability of approximately $112,000 with principal and accrued interest.

The Company has outstanding SAFEs. The Company has issued SAFEs (Simple Agreements for Future Equity) in a prior investment fundraise from May 2019 to October 2019. The amount raised was $2,059,575 from several investors, all with the same terms. Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with an $8,000,000 valuation cap.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Polycade's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Polycade's Form C

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ☐ Financials (4 files)	Jul 19, 2021	Folder
⟩ ☐ Fundraising Round (1 file)	Jul 19, 2021	Folder
⟩ ☐ Investor Agreements (1 file)	Jul 19, 2021	Folder
⟩ ☐ Miscellaneous (4 files)	Jul 19, 2021	Folder

Join the Conversation

Be the first to post a comment or question about Polycade.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Polycade

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Polycade. Once Polycade accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Polycade in exchange for your securities. At that point, you will be a proud owner in Polycade.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Polycade has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Polycade does not plan to list these securities on a national exchange or another secondary market. At some point Polycade may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Polycade either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Polycade's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Polycade's Form C. The Form C includes important details about Polycade's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



In-person gaming for social places



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Gaming Market Is Worth $176B And Growing

- There are not many gaming platforms suitable for commercial environments like bars, offices, universities, etc.

- Existing PC & Console platforms focus on hardcore gamers. Mobile focuses on casual players. There are not many platforms focused on mid-core games, which are defined as games that are easy to learn, hard to master, and respect players' time.



Console

PC

Mobile

$139B
2018

$150B
2019

$175B
2020

People Need Social Entertainment

People spend money on entertainment that can be enjoyed with friends

Digital



Discord

$7B
valuation



Zoom

$129B
valuation
(Oct 2020)



Fall Guys

FALL GUYS
ULTIMATE KNOCKOUT

$185M+
1st mo . revenue

Location Based: Est 34% CAGR '21-'28



Family Entertainment Centers (FECs)

$61B value
(2027)



Arcade Venues

160,000+
locations



Museum of Ice Cream

MUSEUM OF ICE CREAM

Hundreds of
similar experiences

"We need games that are just fun to do while talking with friends"

via Twitter **@tobi**, Nov 2020



Tobi Lutke
Shopify Founder

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

polycade

The Polycade Solution: Gaming For Social Places

Polycade is the software platform built for arcade machines and the social environments you find them in.

 Home

 Bars and Restaurants

 Offices

 Apartment Buildings

 Esports Related

 Universities

 Doctor Office



Polycade Software

Elegantly handles commercial & residential cases
with guest & registered user accounts

Polycade AGS Client Software

Supported Platforms



Home PCs



3rd Party Arcades



Polycade Arcades



Admin & Analytics



Polycade
Account
Asset Store Item
Feature Flags
Game Ownership
Game Versions
Locations
Machines
Media
Package Manager
Playlist
Pricing Model
Store Credits
Tags
Users
Los Angeles
Machines

Popular mid-core games licensed for commercial use

A growing library of 120+ retro classics and curated modern titles

Retro Classics


ASTEROIDS
BUBBLE BOBBLE
MISSILE COMMAND
NBA JAM EXTREME
ATARI
CRYSTAL CASTLES
LUNAR LANDER
GRAVITAR
BUST-A-MOVE
CENTIPEDE
BLACK WIDOW

Modern Hits


BROFORCE
TRICKY TOWERS
LETHAL LEAGUE
APE OUT
LOG JAMMERS
GRIS
SpeedRunners
PENARIUM
ROOF RAGE

polycade

Lean Hardware Products

Simple vessels for our software. For home or commercial uses

Gamepad	Stand*	Lite	Lux	Squadcade
				
$45	$999	$1,999	$3,999	$5,499

*Lite/Lux not included







Lean Manufacturing Strategy

Polycade is a software company with a supporting hardware strategy

- No hardware on our balance sheet
- No funds advanced for manufacturing
- Future option to open source our hardware

How It Works



Order placed

Funds received

Planned 6 week lead time

Unit ships

Polycade pays factory

Business Model

Release Timeline
2021 Q2
Q3
Q4
Q1
Q2
Q3
2022



Planned: Q4 2021

Planned: Q1 2022

Arcades



- $2,000 - $6,000 Paid upfront
- Made-to-order, no balance sheet manufacturing

Game Sales



- Polycade keeps 20%
- Operators get 10%
- Developers get 70%

High Score Tournaments

Planned: Q4 2021



- 6x Per Week
- $2 Entry / game
- Users Win Prizes

Pay For Time

Planned: Q1 2022



- Ex: $3 / 10 minutes
- Used in bars & restaurants

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

polycade

SALES TO DATE: $2,000,000+

Estimated since Q4 2015

📷 35,000
Instagram followers

✉ 22,000
Email subscribers

Celebrity Endorsements



Snoop Dogg



Caron Butler



Juelz Santana



Steve Aoki



Chief Keef



Lil Jon



Cara Delevigne



2 Chainz



Jimmy O



Ludacris

Product Comparison

We believe Polycade's model is similar to most VR platforms

VR Platforms

- 2,000,000+ Monthly **Steam** users
- $17.2B market size
- Limited content available
- Mostly anti-social model

Polycade

- Limited direct competitors
- Viable for bars at $10/day earnings
- Solves problems in antiquated industry
- Helps forge human connection









	Polycade	VR Platforms
Content Marketplace	✓	✓
Commercial Applications	✓	✓
Commercial Unattended	✓	✗
Footprint Needed Per Player	**4 sqft**	100 sqft
Suitable for Homes	✓	✓
Suitable for Arcades	✓	✓
Suitable for Bars	✓	✗
Suitable for Offices	✓	✗
Suitable for Restaurants	✓	✗
Suitable for Rec Rooms	✓	✗

Polycade Leadership

TYLER BUSHNELL
CEO



- Grew up in the gaming industry (Father founded Atari & Chuck E Cheese)
- Game Design and manufacturing at uWink (arcade startup)
- Senior Software Engineer at Interlincx Media (internet advertising)

uWink

JAKE GALLER
COO



- Content acquisition at Pluto.tv, licensing from major studios across film & TV such as NBC, Warner Brothers, Complex, etc.
- Helped develop 30+ TV and Feature Films produced for NBC, Fox, Lifetime

pluto

CHRIS BURNS
CTO



- Senior Experience Architect at Technicolor, Co-authored 8 technology patents around UX, TVUI, second screen, and social media.
- Director of Engineering at Pluto.tv
- Architect at Wag Labs responsible for core services

pluto **Wag!** **technicolor**

Investment To Date

- $125k Kickstarter Campaign

- $120k Comcast + Techstars

- $2M Pre-Seed Syndicate:
  - Founders Fund
  - Wavemaker Partners
  - Jaan Tallin
  - Value Investment Group
  - Kevin Lin (Twitch)
  - 2 Chainz (Rapper)
  - Lil Jon (Producer)
  - Larry Fitzgerald (NFL)
  - Caron Butler (NBA)
  - Thomas Vu (Riot)
  - Nate Mitchell (Oculus)
  - Anthony Borquez (Grab Games)

- Partial Seed (Current Round)



Short-Term Projections *

*These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of for ward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Appendix: Roadmap


The Price Is Right
Let's Make A Deal
Architectural Digest
Sales & Marketing
We Hire
Our First
Sales Team
In-Person
Meetups
Influencer
Marketing
Campaign
Collab
Marketing
Campaign
2021
Q 2
Q 3
Q 4
Q 1
Q 2
Q 3
2022
Product
Home
Software
Beta
Home
Software
Release
High Score
Tournaments
Community
Channels

This slide reflects management's current views with respect to future events based on information current - ly available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

polycade

Appendix: In-Person Events

Coming Soon - Polycade's in-person events help generate community and venue traffic

- Casual tournaments
- Local leagues
- Special events

Example of Polycade in-person tournament (in LA, pre-pandemic)


POLYCADE SPORTS
WEEKLY VIDEOGAME LEAGUES
polycade
sports
DECEMBER 18TH
TEAMS
RULES
DETAILS

Example of casual tournament with potential sponsors (in discussions)


FIGHT NIGHT
EVERY THURSDAY @
PUMA

Example of special event with potential sponsorship (in early discussions)


tinder
Singles
Night
Speed Arcadating!





This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

polycade

Appendix: Commercial Markets

Polycade arcades work for a variety of markets.
160,000+ US venues have pay-to-play arcade equipment

(in $USD)


Universities
TAM: 5K
SAM: 4K
SOM: 2K
Co-Working
TAM: 4K
SAM: 2K
SOM: 1K
Bars
TAM: 60K
SAM: 40K
SOM: 25K
Restaurants
TAM: 660K
SAM: 120K
SOM: 80K
Pediatrics
TAM: 9 0K
SAM: 40K
SOM: 20K
Offices
TAM: 100 K
SAM: 30K
SOM: 10K
Apartment Buildings
TAM: 5.6M
SAM: 616K
SOM: 60K

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

polycade

Appendix: Distribution


polycade
Online Digital
Amusement Distributors
Interior Designers
Retail
Abt
GAME ROOM GUYS
Operators
(Independent Sales / Service Force)
Small & Mid-size Chains
Bars
Family Restaurants

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Executive Summary

Off-the-shelf entertainment for social venues like bars, offices, universities, apartment buildings, medical offices, and more has been limited to large footprint, single-game items like darts, ping pong, pool tables, and classic arcade machines for decades.

The Polycade arcade platform provides a low-footprint, data-driven, and endlessly up-dating gaming station built for harsh environments, short attention spans, and midcore games that appeal to broad demographics.

Polycade's influencer driven marketing and iconic product design has driven **over $2m in inbound sales since inception.**

We believe the time for in-person gaming has never been better. Location based entertainment has been in growth the past 10 years, the gaming industry is exploding, and the pandemic has made people critically aware of the human need for social interaction.



EXHIBIT E

Video Transcripts

Polycade Inc.
Video Transcripts

--

"Polycade Company Overview: Product Reel"
Public Overview: https://youtu.be/0zxBUDhGgKc

[Polycade Logo]

[Images of people playing Polycade arcade console socially with friends, with scenes of retro games]

[Text overlay throughout stating: "Fully Connected."... "Play Your Way"... "Any Game. Any Time."

[Images of console shown with text overlays: "Form. Meets Function."... "Outplay. Outperform."]

[Retro scenes of people playing video games with Polycade stylized logo, as narrator begins]

[Narrator]:

"The golden age of gaming was all about hanging out and having fun. If you were lucky enough to be there, you know the feeling."

"Let's go back in time... to that place of high fives and high scores! Back when gaming was something we did together."

"But you don't need a time machine to get there. Plus, time machines don't exist! Or do they…"

"Playing games on Polycade will take you back to that joyful place. And with so many ways to play, why not play together!"

"Welcome back to gaming!"

[Polycade Logo]

--

"Polycade: Welcome Back to Gaming"
Gallery Video: https://youtu.be/0uDdmThj7Ak

[Retro scenes of people playing video games with Polycade stylized logo, as narrator begins]

[Narrator]:

"The golden age of gaming was all about hanging out and having fun. If you were lucky enough to be there, you know the feeling."

"Let's go back in time... to that place of high fives and high scores! Back when gaming was something we did together."

"But you don't need a time machine to get there. Plus, time machines don't exist! Or do they…"

"Playing games on Polycade will take you back to that joyful place. And with so many ways to play, why not play together!"

"Welcome back to gaming!"

[Polycade Logo]

[Narrator, in form of Polycade machine]:

"Oh Hi! I'm Polycade. I'm a simple yet advanced gaming software. I support more games than any other major gaming system. You can play your favorite classics… and you can play a lot of the latest games too. We even support third party gaming services like Steam…"

[Other platforms shown: "Super Nintendo", "Nintendo", "Sega Genesis", "Plus So Many More"]

"All your favorite games, together at last, on one beautiful platform. You can play from the couch, on an arcade machine, or even build your own. You can even access your game library and progress from any Polycade provided counter in the world."

"I look forward to meeting you soon!"

[Polycade is for everyone. Polycade is forever. Polycade Logo]

--

"Polycade Arcade Gaming Software Demo"
Gallery Video: https://youtu.be/W-elSJfTEqY

[Video showing demonstration of Polycade gaming system's software product being accessed to play various classic and new games.]

[Each game is selected, a virtual controller appears on the screen, and the game is exited before scrolling to select a new game.]

--

"Polycade on The Price is Right at Night"
Gallery Video: https://youtu.be/J1Jg6-9mMtA

[Video being played on the Polycade machine of Price is Right at Night gameshow. Show is returning from commercial with some crowd noise, and contestant is being shown potential prizes for the first time]

[Host]:

"Doris, what do we have for Patrick!?"

"We've got great prizes back here, it's a really fun arcade game, designer bags, and a cool electric motor bike!"

"First, combining modern design with a retro gaming experience, this wall mounted arcade features a PC-grade 8 gigs of RAM, and a 1 Terabyte hard-drive, that's capable of running thousands of games, from the classics to modern hits. 16 brands of games of your choice are included, from Polycade!"

--